UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For November 17, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
JSE share code: HAR NYSE share code: HMY
ISIN: ZAE000015228
("Harmony" or "the Company")

OPERATIONAL UPDATE
for the three months ended 30 September 2022 ("Q1FY23")

Salient features (Q1FY23 vs Q4FY22)

‐ South Africa total LTIFR at 5.68, trending below 6.00 for four consecutive quarters

‐ Operating free cash flow up 17% to R857m (US$50m) driven by South African underground performance

‐ Tshepong Operations disaggregation delivers outstanding results, generating operating free cash flow of R314m (US$18m), 37% of group

‐ Underground recovered grades up 1% to 5.35g/t from 5.30g/t

‐ Total gold production down 4% to 11 396kg (366 390oz) from 11 879kg (381 919oz) mainly due to the closure of Bambanani at the end of FY22

‐ Average gold price received up 1% to R954 916/kg (US$1 743/oz) from R944 671/kg (US$1 885/oz) last quarter

‐ Group all‐in sustaining costs ("AISC") increased 5% to R907 864/kg (US$1 657oz) from R865 523/kg (US$1 727/oz) impacted by Eskom winter electricity tariffs

‐ Group all‐in costs ("AIC") increased 4% to R946 204/kg (US$1 727/oz) from R906 706/kg (US$1 810/oz)

‐ Net debt to EBITDA increased to 0.26x from 0.1x due to working capital movements and currency translation

STRONG PERFORMANCE FROM SOUTH AFRICAN SURFACE AND UNDERGROUND MINES. TSHEPONG NORTH AND SOUTH SHINE

Johannesburg, South Africa. Thursday, 17 November 2022.
Harmony Gold Mining Company Limited ("Harmony" or "the Company") is pleased to report our operational performance for the three months ended 30 September 2022 ("Q1FY23").

OVERVIEW

The operational results for the first quarter of the financial year 2023 were driven primarily by a good performance from the South African ("SA") underground and SA surface operations. As a rand‐cost producer, the gold price received continued to move in Harmony's favour, increasing 1% to R954 916/kg (US$1 743/oz) from R944 671/kg (US$1 885/oz) in the previous quarter ("Q4FY22"). This resulted in a 1% increase in gold revenue for Q1FY23 to R11 226 million (US$659 million) from R11 073 million (US$711 million) in the previous quarter. Improved performances at our SA high‐grade and SA optimised underground operations resulted in total group operating free cash flow increasing 17% to R857 million (US$50 million) from R731 million (US$47 million). Group operating cash flow margins improved to 8% from 7% in the previous quarter.

Total group production declined 4% to 11 396kg (366 390oz) from 11 879kg (381 919oz) in Q4FY22. This was mainly due to the closure of Bambanani. SA underground production decreased by 2% to 8 467kg (272 219oz) from 8 643kg (277 880oz) in the previous quarter. Adjusting for the closure of Bambanani, which delivered 317kg (10 192oz) in the previous quarter, the remaining SA underground production increased by 2% to 8 467kg (272 219oz). Production was further supported by a 1% increase in underground recovered grades to 5.35g/t from 5.30g/t.

Production at the SA surface operations increased 4% to 1 917kg (61 634oz) from 1 835kg (58 996oz) on the back of an improved performance from Mine Waste Solutions. The ongoing energy crisis in South Africa had a negative impact on group production, with approximately 100kg (3 215oz) in production lost as a result of load curtailment this quarter. Production from our international segment declined 28% to 1 012kg (32 537oz) from 1 401kg (45 043oz). Lower production at Hidden Valley in Papua New Guinea ("PNG") was expected due to planned waste stripping to expose higher grades.

Following the restructure and disaggregation of Tshepong Operations at the end of the previous financial year, Tshepong North and Tshepong South both delivered strong operational performances due to better recovered grades. Tshepong North's operating free cash flow margins improved to 11% this quarter from ‐13% in Q4FY22 while Tshepong South's operating free cash flow margins improved to 22% from 9%. These two mines contributed R314 million (US$18 million), or 37% of group operating free cash flow, driving much of the improvement in the SA underground optimised portfolio. Operating free cash flow margins for the SA underground operations improved to 9% from 2% in the previous quarter. Margins at the high‐grade operations, Mponeng and Moab Khotsong, each improved to 13% from 5% and 9% respectively. The free cash flow contribution of R407 million (US$24 million) from our high‐grade operations represents 48% of total group operating free cash flow. Hidden Valley generated R82 million (US$5 million) in operating free cash flow this quarter.

Group AISC increased by 5% to R907 864/kg (US$1 657/oz) from R865 523/kg (US$1 727/oz) in Q4FY22 mainly due to lower production at Hidden Valley, Kusasalethu and Target 1.

Net debt to EBITDA increased to 0.26 times in this quarter from 0.1 times in the previous quarter on the back of currency translation and working capital movements. Net debt increased to R2 070 million (US$114 million) from R731 million (US$45 million).

OUTLOOK

Harmony is a 1.4 to 1.5 million ounce gold producer with near‐term copper prospects. On the back of the strong quarterly performance from the South African assets and the favourable US$/Rand exchange rate, Harmony remains on track to meet the FY23 cost, grade and production guidance provided in August 2022. Our four strategic pillars are: responsible stewardship, operational excellence, cash certainty and effective capital allocation. Continued focus is placed on delivering safe production and value creation through execution excellence and productivity initiatives. To boost our existing copper footprint, Harmony announced the acquisition of Eva Copper in Australia on 6 October 2022. Alongside the Tier 1 Wafi‐Golpu project in PNG, this investment introduces lower‐risk, near‐term copper into the Harmony portfolio. This acquisition complements our investments in our higher‐grade and higher‐margin assets and will ensure we continue to deliver on our strategy of safe profitable ounces.

Our embedded approach to sustainable mining practices and meaningful investment in organic and inorganic growth will deliver long‐term value creation for all our stakeholders.

THREE MONTHS OF THE FINANCIAL YEAR 2023 KEY OPERATIONAL METRICS

	Unit	Q1FY23	Q4FY22	Q-on-Q (%)	Q1FY22	Y-on-Y (%)
Average gold price received	R/kg	954 916	944 671	1	832 756	15
	$/oz	1 743	1 885	(8)	1 771	(2)
Underground yield	g/t	5.35	5.30	1	5.27	2
Gold produced total	kg	11 396	11 879	(4)	12 868	(11)
	oz	366 390	381 919	(4)	413 714	(11)
SA optimised underground[1]	kg	5 345	5 102*	5	5 470*	(2)
	oz	171 845	164 034*	5	175 864*	(2)
SA high grade underground[2]	kg	3 122	3 224	(3)	3 504	(11)
	oz	100 374	103 654	(3)	112 656	(11)
SA surface[3]	kg	1 917	1 835	4	2 273	(16)
	oz	61 634	58 996	4	73 078	(16)
International (Hidden Valley)	kg	1 012	1 401	(28)	1 138	(11)
	oz	32 537	45 043	(28)	36 587	(11)
Total cash costs	R/kg	757 726	712 240	(6)	663 458	(14)
	$/oz	1 383	1 422	3	1 411	2
Group AISC	R/kg	907 864	865 523	(5)	795 086	(14)
	US$/oz	1 657	1 727	4	1 691	2
Group AIC	R/kg	946 204	906 706	(4)	814 603	(16)
	US$/oz	1 727	1 810	5	1 732	—
Average exchange rate	R/US$	17.04	15.58	9	14.63	16

(1)Tshepong South, Tshepong North, Target 1, Joel, Masimong, Doornkop and Kusasalethu
(2) Mponeng and Moab Khotsong
(3) Mine Waste Solutions, Phoenix, Central Plant, Savuka Tailings, Dumps and Kalgold
* Excludes Bambanani due to closure at the end of FY22

RESPONSIBLE STEWARDSHIP

Environmental, social and governance (ESG) practices are embedded in our strategy and determine how we operate across the globe. We believe this will create lasting legacies and a sustainable future for all our stakeholders. Responsible stewardship is the first of our four strategic pillars and an integrated and risk‐based approach to sustainable development guides how we operate. Harmony remains committed to good governance, transparent reporting and comprehensive disclosures. Our latest ESG and Taskforce for Climate‐related Financial Disclosure ("TCFD") reports are available at www.harmony.co.za

SAFETY

The safety of our people remains our top priority. Safety will always take precedence over production. Through our Thibakotsi (prevent harm) culture transformation programme and Harmony Risk Management framework, we continue to embed a proactive safety culture at all our operations. Our goal remains zero‐loss of life.

Q1FY23 marked the fourth consecutive quarter where the Lost Time Injury Frequency Rate ("LTIFR") was below six (5.68 per million hours worked) at our SA operations. Reportable injuries relating to fall of ground, rail bound equipment and winch injury frequency rate also improved for the quarter. As part of our drive to emphasize the importance of safety, a comprehensive visible felt leadership initiative was conducted at all Harmony's operations on 8 September 2022. On 6 October 2022, Harmony again hosted a safety meeting made up of all the general managers and plant managers to continue driving the safety message.

We have made considerable progress to improve the overall safety at Harmony. We are therefore deeply saddened by the loss of the following colleagues:
‐ Mr Juliao Macamo from our Moab Khotsong operation who lost his life in a fall of ground incident on 13 August 2022
‐ Mr Ernesto Euseblo Macuacua from our Tshepong North operation who lost his life in a fall of ground incident on 7 November 2022

We extend our deepest condolences to the families and loved ones of our colleagues who lost their lives.

It is imperative that we continue to adhere to the various controls and continuously improve our systems, ensuring work places are safe at all times. We are working continuously to ensure a culture of safety throughout Harmony and we believe that zero‐loss of life is indeed possible.

Please see the Company's FY22 integrated annual report and website for more information on our safety initiatives: www.harmony.co.za.

HEALTH

Harmony remains dedicated to delivering best‐in‐class employee health and wellness. The company also extends its health drive to include mental health, ensuring that every employee can live a fulfilled and healthy life.

Occupational lung diseases, particularly silicosis, noise induced hearing loss ("NIHL") and heat related illnesses at our South African operations are addressed through a pro‐active, risk‐based approach. In PNG, NIHL is a significant focus area although there have been no recorded cases.

Non‐occupational diseases like HIV/AIDS, tuberculosis and other chronic illnesses continue to receive full attention through all ongoing initiatives at our healthcare hubs.

Over 90% of our employees volunteered to be vaccinated for Covid‐19 and we continue to monitor the situation closely. More information on employee health and wellness can be found at www.harmony.co.za and in our ESG report.

ENVIRONMENT

As a company, we believe the responsible management of natural resources and ecosystems is vital to ensure a sustainable future not only for Harmony, but also our host communities and future generations.

In alignment with the Science Based Targets initiative, we finalised new environmental targets to be implemented from FY23 to FY27.
Our baseline group environmental performance targets focus on our strategic imperatives and material risks, including energy, water, land and biodiversity. These targets have been set to ensure we achieve net zero emissions by 2045.

To further help us achieve our decarbonisation goals, the first of a three‐phased renewable (solar) energy project is progressing well and is expected to contribute 30MW into the energy supply by the end of Q4FY23.

More information on our environmental, energy and decarbonisation initiatives can be found at www.harmony.co.za and in our ESG and TCFD reports.

HIGH‐GRADE SA UNDERGROUND OPERATIONS

Moab Khotsong and Mponeng delivered 3 122kg (100 374oz) of gold this quarter, a 3% decline from the 3 224kg (103 654oz) produced in the previous quarter. Production from these two operations represented 27% of group production.

Mponeng recovered grades improved 4% to 7.29g/t from 7.04g/t while tonnes milled remained flat for the quarter. This resulted in a 3% increase in gold production to 1 634kg (52 534oz) from 1 584kg (50 927oz) while AISC also improved 4% to R883 709/kg from R921 520/kg.

At Moab Khotsong, safety‐related stoppages resulted in lower volumes and underground recovered grades. Yields decreased 2% to 6.23g/t from 6.36g/t, while gold production declined 9% to 1 488kg (47 840oz) from
1 640kg (52 727oz).

OPTIMISED SA UNDERGROUND OPERATIONS

The optimised SA operations comprise Tshepong North, Tshepong South, Doornkop, Joel, Target 1, Kusasalethu and Masimong. These mines ‐ contributed 5 345kg (171 845oz) this quarter compared to 5 419kg (174 225oz) in the previous quarter which included 317kg (10 192 oz) from Bambanani. Production from these optimised assets represented 47% of group production. AISC at the optimised assets improved 3%.

Underground recovered grade from Tshepong North improved by 12% to 4.25g/t from 3.80g/t. After the unbundling, higher grades were targeted and a more focussed approach was taken to mining. While the volumes were slightly lower, the mine is more profitable with AISC improving 15% to R897 520/kg from R1 052 814/kg.

At Tshepong South, tonnes milled increased 6% while underground recovered grade improved 11% to 6.57g/t from 5.94g/t. This resulted in a 17% increase in production to 973kg (31 283oz) from 832kg (26 749oz). AISC improved 13% to R779 756/kg from R895 193/kg in the previous quarter.

Doornkop underground recovered grades improved 42% to 5.07g/t from 3.58g/t and tonnes milled increased 5% to 228 000 tonnes. The increase in grade was due to a mill clean‐up at the plant this quarter. The release of inventory drove the 49% increase in gold production to 1 155kg (37 134oz) from 776kg (24 949oz) in the previous quarter. AISC at Doornkop improved 24% to R764 087/kg from R998 311/kg.

Joel had its second consecutive profitable quarter and is performing well. Tonnes milled increased 7% to 127 000 tonnes. Underground recovered grades were marginally lower at 4.13g/t from 4.19g/t due to waste dilution but gold production increased 5% to 525kg (16 879oz) from 499kg (16 043oz).

Target 1 production was down 13% to 326kg (10 481oz) from 376kg (12 089oz). Underground recovered grades declined 13% to 2.99g/t from 3.42g/t due to a pillar failure which restricted access to high‐grade ore and delayed the mining of high‐grade massives.

At Kusasalethu, tonnes milled increased 13% but underground recovered grades dropped by 29% from 7.73g/t to 5.49g/t as a result of increased off‐reef mining as we negotiated poor ground conditions. This resulted in low recovered grades from a very high‐grade area.

SA SURFACE OPERATIONS

Total gold production from the South African surface operations increased 5% to 1 917kg (61 634oz) from 1 835kg (58 996oz) in Q4FY22.

At Mine Waste Solutions, recovered grades improved 5% to 0.114g/t from 0.109g/t and volumes increased 15% to 6.3 million tonnes from 5.5 million tonnes. This resulted in a 19% increase in production to 711kg (22 859oz) from 600kg (19 290oz).

INTERNATIONAL ‐ HIDDEN VALLEY

Total production from the Hidden Valley operations declined 28% to 1 012kg (32 537oz) from 1 401kg (45 043oz). The decline in quarterly production was in line with plan and a result of lower grade material being processed while waste stripping takes place to open up the stage 7 orebody. Gold recovery grades therefore decreased 32% to 1.01g/t from 1.48g/t. The grade profile is expected to improve in the second half of the financial year.

Silver production decreased 6% to 19 955kg (641 579oz) from 21 307kg (685 022oz). Silver recovery grades decreased 12% to 19.87g/t from 22.58g/t.

Crushed material transported via the overland conveyor belt and tonnes milled continue to improve as a result of a dedicated improvement programme and coaching and development of key skills in our mining and fixed plant maintenance teams.

AISC

Group AISC for the reporting period increased by 5% to R907 864/kg (US$1 657/oz) from R865 523/kg (US$1 727/oz). The primary driver behind the increase this quarter was the higher Eskom winter electricity tariffs and increases in AISC at Hidden Valley, Kusasalethu and Target 1.

SA underground AISC improved by 3% to R895 447/kg (US$1 634/oz) from R918 639/kg (US$1 833/oz) in Q4FY22.

AISC at SA surface operations increased by 4% to R835 803/kg (US$1 526/oz) from R803 391/kg (US$1 603/oz) primarily as a result of higher costs at the waste rock dumps. This was driven by lower recovery grades and higher transportation costs as the higher grade dumps are being depleted. Waste rock dumps' AISC increased 21% to R1 047 900/kg from R864 730/kg.

International (Hidden Valley) AISC increased in line with plan by 81% to R1 153 145/kg (US$2 100/oz) from R636 155/kg (US$1 274/oz). This was a result of the waste stripping taking place and processing of lower grade stockpiles whilst the stage 7 orebody is opened up. In addition, the ongoing drought in PNG has necessitated on‐site diesel power generation, which has contributed an additional US$91/oz to our AISC for the quarter.

PROJECTS

Our pipeline of projects is aimed at delivering value realisation by lowering Harmony's overall risk profile and improving our margins. This includes the improvement in safety and responding to climate change through various energy saving initiatives. We are investing in those projects that will generate positive financial, social and environmental returns for many years to come.
In South Africa, the Zaaiplaats project at Moab Khotsong is progressing well and in execution. At Mine Waste Solutions, the environmental authorisation and the water use licence for the Kareerand tailings expansion have been received but we are still waiting for the approval of the licence to begin construction. The Target 1 optimisation project is expected to be completed in January 2023. The first phase of the 30MW solar renewable project is underway and is expected to be complete in FY23. The feasibility study for phase two (137MW) of our renewable projects is underway and is expected to be completed in early 2023.

In Papua New Guinea, Harmony and our joint venture partner Newcrest Mining Limited, continue to work with the PNG Government to progress permitting of the Wafi‐Golpu Project and obtain a Special Mining Lease. The Hidden Valley Mine extension project has commenced with the Tailings Storage Facility 2 ("TSF 2") regulatory approval obtained during the quarter. Detail design work on TSF 2 is underway.

Since the announcement of the acquisition of Eva Copper in Queensland, Australia on 6 October 2022, Harmony has begun engaging with project stakeholders in the Cloncurry, Mount Isa and broader North West communities as we take the project forward. We have begun a detailed review of the existing project feasibility study prepared by Copper Mountain. We expect to conclude the transaction in early 2023, subject to conditions precedent being fulfilled.

ANNUAL PRODUCTION, COST AND GRADE GUIDANCE

Production guidance for FY23 remains unchanged and is estimated to be between 1.4Moz and 1.5Moz at an AISC of under R900 000/kg.
Underground recovered grade is planned to be between 5.45g/t and 5.60g/t.

SAFETY

The safety of our people remains our top priority. Safety will always take precedence over production. Through our Thibakotsi (prevent harm) culture transformation programme and Harmony Risk Management framework, we continue to embed a proactive safety culture at all our operations. Our goal remains zero‐loss of life.

Q1FY23 marked the fourth consecutive quarter where the Lost Time Injury Frequency Rate ("LTIFR") was below six (5.68 per million hours worked) at our SA operations. Reportable injuries relating to fall of ground, rail bound equipment and winch injury frequency rate also improved for the quarter.
As part of our drive to emphasize the importance of safety, a comprehensive visible felt leadership initiative was conducted at all Harmony's operations on 8 September 2022. On 6 October 2022, Harmony again hosted a safety meeting made up of all the general managers and plant managers to continue driving the safety message.

We have made considerable progress to improve the overall safety at Harmony. We are therefore deeply saddened by the loss of the following colleagues:

‐ Mr Juliao Macamo from our Moab Khotsong operation who lost his life in a fall of ground incident on 13 August 2022
‐ Mr Ernesto Euseblo Macuacua from our Tshepong North operation who lost his life in a fall of ground incident on 7 November 2022

We extend our deepest condolences to the families and loved ones of our colleagues who lost their lives.

It is imperative that we continue to adhere to the various controls and continuously improve our systems, ensuring work places are safe at all times. We are working continuously to ensure a culture of safety throughout Harmony and we believe that zero‐loss of life is indeed possible.

Please see the Company's FY22 integrated annual report and website for more information on our safety initiatives: www.harmony.co.za.

HEALTH

Harmony remains dedicated to delivering best‐in‐class employee health and wellness. The company also extends its health drive to include mental health, ensuring that every employee can live a fulfilled and healthy life.

Occupational lung diseases, particularly silicosis, noise induced hearing loss ("NIHL") and heat related illnesses at our South African operations are addressed through a pro‐active, risk‐based approach. In PNG, NIHL is a significant focus area although there have been no recorded cases.

Non‐occupational diseases like HIV/AIDS, tuberculosis and other chronic illnesses continue to receive full attention through all ongoing initiatives at our healthcare hubs.

Over 90% of our employees volunteered to be vaccinated for Covid‐19 and we continue to monitor the situation closely. More information on employee health and wellness can be found at www.harmony.co.za and in our ESG report.

ENVIRONMENT

As a company, we believe the responsible management of natural resources and ecosystems is vital to ensure a sustainable future not only for Harmony, but also our host communities and future generations.

In alignment with the Science Based Targets initiative, we finalised new environmental targets to be implemented from FY23 to FY27.
Our baseline group environmental performance targets focus on our strategic imperatives and material risks, including energy, water, land and biodiversity. These targets have been set to ensure we achieve net zero emissions by 2045.

To further help us achieve our decarbonisation goals, the first of a three‐phased renewable (solar) energy project is progressing well and is expected to contribute 30MW into the energy supply by the end of Q4FY23.

More information on our environmental, energy and decarbonisation initiatives can be found at www.harmony.co.za and in our ESG and TCFD reports.

HIGH‐GRADE SA UNDERGROUND OPERATIONS

Moab Khotsong and Mponeng delivered 3 122kg (100 374oz) of gold this quarter, a 3% decline from the 3 224kg (103 654oz) produced in the previous quarter. Production from these two operations represented 27% of group production.

Mponeng recovered grades improved 4% to 7.29g/t from 7.04g/t while tonnes milled remained flat for the quarter. This resulted in a 3% increase in gold production to 1 634kg (52 534oz) from 1 584kg (50 927oz) while AISC also improved 4% to R883 709/kg from R921 520/kg.

At Moab Khotsong, safety‐related stoppages resulted in lower volumes and underground recovered grades. Yields decreased 2% to 6.23g/t from 6.36g/t, while gold production declined 9% to 1 488kg (47 840oz) from 1 640kg (52 727oz).

OPTIMISED SA UNDERGROUND OPERATIONS

The optimised SA operations comprise Tshepong North, Tshepong South, Doornkop, Joel, Target 1, Kusasalethu and Masimong. These mines ‐ contributed 5 345kg (171 845oz) this quarter compared to 5 419kg (174 225oz) in the previous quarter which included 317kg (10 192 oz) from Bambanani. Production from these optimised assets represented 47% of group production. AISC at the optimised assets improved 3%.

Underground recovered grade from Tshepong North improved by 12% to 4.25g/t from 3.80g/t. After the unbundling, higher grades were targeted and a more focussed approach was taken to mining. While the volumes were slightly lower, the mine is more profitable with AISC improving 15% to R897 520/kg from R1 052 814/kg.

At Tshepong South, tonnes milled increased 6% while underground recovered grade improved 11% to 6.57g/t from 5.94g/t. This resulted in a 17% increase in production to 973kg (31 283oz) from 832kg (26 749oz). AISC improved 13% to R779 756/kg from R895 193/kg in the previous quarter.

Doornkop underground recovered grades improved 42% to 5.07g/t from 3.58g/t and tonnes milled increased 5% to 228 000 tonnes. The increase in grade was due to a mill clean‐up at the plant this quarter. The release of inventory drove the 49% increase in gold production to 1 155kg (37 134oz) from 776kg (24 949oz) in the previous quarter. AISC at Doornkop improved 24% to R764 087/kg from R998 311/kg.

Joel had its second consecutive profitable quarter and is performing well. Tonnes milled increased 7% to 127 000 tonnes. Underground recovered grades were marginally lower at 4.13g/t from 4.19g/t due to waste dilution but gold production increased 5% to 525kg (16 879oz) from 499kg (16 043oz).

Target 1 production was down 13% to 326kg (10 481oz) from 376kg (12 089oz). Underground recovered grades declined 13% to 2.99g/t from 3.42g/t due to a pillar failure which restricted access to high‐grade ore and delayed the mining of high‐grade massives.

At Kusasalethu, tonnes milled increased 13% but underground recovered grades dropped by 29% from 7.73g/t to 5.49g/t as a result of increased off‐reef mining as we negotiated poor ground conditions. This resulted in low recovered grades from a very high‐grade area.

SA SURFACE OPERATIONS

Total gold production from the South African surface operations increased 5% to 1 917kg (61 634oz) from 1 835kg (58 996oz) in Q4FY22.

At Mine Waste Solutions, recovered grades improved 5% to 0.114g/t from 0.109g/t and volumes increased 15% to 6.3 million tonnes from 5.5 million tonnes. This resulted in a 19% increase in production to 711kg (22 859oz) from 600kg (19 290oz).

INTERNATIONAL ‐ HIDDEN VALLEY

Total production from the Hidden Valley operations declined 28% to 1 012kg (32 537oz) from 1 401kg (45 043oz). The decline in quarterly production was in line with plan and a result of lower grade material being processed while waste stripping takes place to open up the stage 7 orebody. Gold recovery grades therefore decreased 32% to 1.01g/t from 1.48g/t. The grade profile is expected to improve in the second half of the financial year.

Silver production decreased 6% to 19 955kg (641 579oz) from 21 307kg (685 022oz). Silver recovery grades decreased 12% to 19.87g/t from 22.58g/t.

Crushed material transported via the overland conveyor belt and tonnes milled continue to improve as a result of a dedicated improvement programme and coaching and development of key skills in our mining and fixed plant maintenance teams.

AISC

Group AISC for the reporting period increased by 5% to R907 864/kg (US$1 657/oz) from R865 523/kg (US$1 727/oz). The primary driver behind the increase this quarter was the higher Eskom winter electricity tariffs and increases in AISC at Hidden Valley, Kusasalethu and Target 1.

SA underground AISC improved by 3% to R895 447/kg (US$1 634/oz) from R918 639/kg (US$1 833/oz) in Q4FY22.

AISC at SA surface operations increased by 4% to R835 803/kg (US$1 526/oz) from R803 391/kg (US$1 603/oz) primarily as a result of higher costs at the waste rock dumps. This was driven by lower recovery grades and higher transportation costs as the higher grade dumps are being depleted. Waste rock dumps' AISC increased 21% to R1 047 900/kg from R864 730/kg.

International (Hidden Valley) AISC increased in line with plan by 81% to R1 153 145/kg (US$2 100/oz) from R636 155/kg (US$1 274/oz). This was a result of the waste stripping taking place and processing of lower grade stockpiles whilst the stage 7 orebody is opened up. In addition, the ongoing drought in PNG has necessitated on‐site diesel power generation, which has contributed an additional US$91/oz to our AISC for the quarter.

PROJECTS

Our pipeline of projects is aimed at delivering value realisation by lowering Harmony's overall risk profile and improving our margins. This includes the improvement in safety and responding to climate change through various energy saving initiatives. We are investing in those projects that will generate positive financial, social and environmental returns for many years to come.

In South Africa, the Zaaiplaats project at Moab Khotsong is progressing well and in execution. At Mine Waste Solutions, the environmental authorisation and the water use licence for the Kareerand tailings expansion have been received but we are still waiting for the approval of the licence to begin construction. The Target 1 optimisation project is expected to be completed in January 2023. The first phase of the 30MW solar renewable project is underway and is expected to be complete in FY23. The feasibility study for phase two (137MW) of our renewable projects is underway and is expected to be completed in early 2023.

In Papua New Guinea, Harmony and our joint venture partner Newcrest Mining Limited, continue to work with the PNG Government to progress permitting of the Wafi‐Golpu Project and obtain a Special Mining Lease. The Hidden Valley Mine extension project has commenced with the Tailings Storage Facility 2 ("TSF 2") regulatory approval obtained during the quarter. Detail design work on TSF 2 is underway.

Since the announcement of the acquisition of Eva Copper in Queensland, Australia on 6 October 2022, Harmony has begun engaging with project stakeholders in the Cloncurry, Mount Isa and broader North West communities as we take the project forward. We have begun a detailed review of the existing project feasibility study prepared by Copper Mountain. We expect to conclude the transaction in early 2023, subject to conditions precedent being fulfilled.

ANNUAL PRODUCTION, COST AND GRADE GUIDANCE

Production guidance for FY23 remains unchanged and is estimated to be between 1.4Moz and 1.5Moz at an AISC of under R900 000/kg. Underground recovered grade is planned to be between 5.45g/t and 5.60g/t.

HEDGING

Realised overall derivative gains for the quarter amounted to R236 million (US$13 million). The average forward Rand gold price on the hedge book has now increased to R1 036 000/kg as at 30 September 2022 from R1 016 000kg as at 30 June 2022.

HEDGE POSITION AS AT 30 SEPTEMBER 2022

			FY2023			FY2024			FY2025	Total
		Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Rand gold
Forward contracts	koz	72	72	70	44	32	16	—	—	306
	R’000/kg	999	1 019	1 039	1 061	1 082	1 107	—	—	1 036
Dollar gold
Forward contracts	koz	9	9	9	9	8	4	—	—	48
	$/oz	1 867	1 826	1 836	1 860	1 926	2 009	—	—	1 874
Total gold	koz	81	81	79	53	40	20	—	—	354
Currency hedges
Rand dollar
Zero cost collars	$m	36	42	42	42	42	42	42	36	324
	Floor R/$	16.59	16.99	17.02	17.21	17.36	17.52	17.70	17.92	17.29
	Cap R/$	18.55	18.96	19.00	19.21	19.36	19.52	19.70	19.92	19.28
Forward contracts	$m	12	12	18	18	18	18	18	—	114
	R/$	17.95	17.95	17.99	18.17	18.31	18.49	18.68	—	18.25
Total dollar	$m	48	54	60	60	60	60	60	36	438
Dollar silver
Zero cost collars	koz	270	210	105	30	30	20	—	—	665
	Floor $/oz	25.97	25.62	25.49	25.14	25.41	25.68	—	—	25.71
	Cap $/oz	29.00	28.81	28.58	28.14	28.41	28.68	—	—	28.80

OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC)

		Three months ended	SOUTH AFRICA
UNDERGROUND PRODUCTION
			Moab Khotsong	Mponeng	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	Bambanani³	TOTAL UNDER- GROUND
Ore milled	t'000	Sep-22	239	224	222	148	228	127	109	168	119	—	1 584
		Jun-22	258	225	254	140	217	119	110	149	121	37	1 630
Yield	g/tonne	Sep-22	6.23	7.29	4.25	6.57	5.07	4.13	2.99	5.49	4.20	—	5.35
		Jun-22	6.36	7.04	3.80	5.94	3.58	4.19	3.42	7.73	4.16	8.57	5.30
Gold produced	kg	Sep-22	1 488	1 634	944	973	1 155	525	326	922	500	—	8 467
		Jun-22	1 640	1 584	964	832	776	499	376	1 152	503	317	8 643
Gold sold	kg	Sep-22	1 595	1 695	968	988	1 200	536	300	957	512	19	8 770
		Jun-22	1 527	1 526	949	818	734	491	400	1 110	495	312	8 362
Gold price received	R/kg	Sep-22	966 735	958 899	969 247	968 917	968 493	969 448	974 730	968 215	969 115	962 579	966 715
		Jun-22	961 149	966 650	957 584	957 918	961 143	956 782	956 400	955 908	956 913	957 974	959 883
Gold revenue¹	R'000	Sep-22	1 541 942	1 625 333	938 231	957 290	1 162 192	519 624	292 419	926 582	496 187	18 289	8 478 089
		Jun-22	1 467 675	1 475 108	908 747	783 577	705 479	469 780	382 560	1 061 058	473 672	298 888	8 026 544
Cash operating cost (net of by-product credits)	R'000	Sep-22	1 091 482	1 244 224	698 963	637 590	732 877	398 353	509 551	864 642	426 594	—	6 604 276
		Jun-22	1 034 625	1 218 351	741 500	574 713	684 993	359 065	457 613	798 216	389 384	265 787	6 524 247
Inventory movement	R'000	Sep-22	29 459	33 765	14 188	6 585	47 320	6 024	(27 886)	35 694	7 125	15 728	168 002
		Jun-22	(26 264)	(48 225)	(13 983)	(12 057)	(90 305)	(11 240)	22 858	(26 596)	(5 200)	(4 264)	(215 276)
Operating costs	R'000	Sep-22	1 120 941	1 277 989	713 151	644 175	780 197	404 377	481 665	900 336	433 719	15 728	6 772 278
		Jun-22	1 008 361	1 170 126	727 517	562 656	594 688	347 825	480 471	771 620	384 184	261 523	6 308 971
Production profit	R'000	Sep-22	421 001	347 344	225 080	313 115	381 995	115 247	(189 246)	26 246	62 468	2 561	1 705 811
		Jun-22	459 314	304 982	181 230	220 921	110 791	121 955	(97 911)	289 438	89 488	37 365	1 717 573
Capital expenditure	R'000	Sep-22	256 352	167 670	132 981	111 886	180 343	64 198	106 194	50 302	3 557	—	1 073 483
		Jun-22	300 546	176 509	287 469	136 037	162 511	78 749	108 393	61 857	11 912	—	1 323 983
Cash operating costs	R/kg	Sep-22	733 523	761 459	740 427	655 283	634 526	758 768	1 563 040	937 790	853 188	—	780 002
		Jun-22	630 869	769 161	769 191	690 761	882 723	719 569	1 217 056	692 896	774 123	838 445	754 859
Cash operating costs	R/tonne	Sep-22	4 567	5 555	3 148	4 308	3 214	3 137	4 675	5 147	3 585	—	4 169
		Jun-22	4 010	5 415	2 919	4 105	3 157	3 017	4 160	5 357	3 218	7 183	4 003
Cash operating cost and Capital	R/kg	Sep-22	905 802	864 072	881 297	770 273	790 667	881 050	1 888 788	992 347	860 302	—	906 786
		Jun-22	814 129	880 593	1 067 395	854 267	1 092 144	877 383	1 505 335	746 591	797 805	838 445	908 045
All-in sustaining cost	R/kg	Sep-22	805 284	883 709	897 520	779 756	764 087	871 350	1 948 919	1 022 713	914 971	827 789	895 447
		Jun-22	808 618	921 520	1 052 814	895 193	998 311	843 454	1 516 214	782 136	831 207	885 487	918 639
Operating free cash flow margin²	%	Sep-22	13%	13%	11%	22%	21%	11%	(111)%	1%	13%	100%	9%
		Jun-22	9%	5%	(13)%	9%	(20)%	7%	(48)%	19%	15%	11%	2%

OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC) continued

		Three months ended	SOUTH AFRICA								Hidden Valley	TOTAL HARMONY
				SURFACE PRODUCTION						TOTAL SOUTH AFRICA
			Mine Waste Solutions	Phoenix	Central Plant Reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE
Ore milled	t'000	Sep-22	6 263	1 607	1 006	987	1 133	332	11 328	12 912	1 004	13 916
		Jun-22	5 519	1 567	1 013	969	1 298	348	10 714	12 344	944	13 288
Yield	g/tonne	Sep-22	0.114	0.123	0.143	0.146	0.380	0.87	0.17	0.80	1.01	0.82
		Jun-22	0.109	0.128	0.157	0.152	0.353	0.78	0.17	0.85	1.48	0.89
Gold produced	kg	Sep-22	711	198	144	144	431	289	1 917	10 384	1 012	11 396
		Jun-22	600	200	159	147	458	271	1 835	10 478	1 401	11 879
Gold sold	kg	Sep-22	694	201	137	135	410	285	1 862	10 632	1 031	11 663
		Jun-22	602	205	173	139	462	269	1 850	10 212	1 404	11 616
Gold price received	R/kg	Sep-22	781 914	945 244	968 467	957 578	963 634	971 063	894 972	954 150	962 808	954 916
		Jun-22	774 437	940 727	960 150	969 511	957 013	959 959	897 458	948 574	916 284	944 671
Gold revenue¹	R'000	Sep-22	631 946	189 994	132 680	129 273	395 090	276 753	1 755 736	10 233 825	992 655	11 226 480
		Jun-22	566 282	192 849	166 106	134 762	442 140	258 229	1 760 368	9 786 912	1 286 463	11 073 375
Cash operating cost (net of by-product credits)	R'000	Sep-22	483 203	129 704	85 888	83 698	449 510	219 208	1 451 211	8 055 487	579 563	8 635 050
		Jun-22	399 720	112 492	74 515	71 309	397 088	207 466	1 262 590	7 786 837	673 857	8 460 694
Inventory movement	R'000	Sep-22	(17 338)	(149)	(5 590)	(6 287)	(20 457)	(6 324)	(56 145)	111 857	37 245	149 102
		Jun-22	12 622	3 465	6 198	(3 890)	2 275	2 275	22 945	(192 331)	(22 831)	(215 162)
Operating costs	R'000	Sep-22	465 865	129 555	80 298	77 411	429 053	212 884	1 395 066	8 167 344	616 808	8 784 152
		Jun-22	412 342	115 957	80 713	67 419	399 363	209 741	1 285 535	7 594 506	651 026	8 245 532
Production profit	R'000	Sep-22	166 081	60 439	52 382	51 862	(33 963)	63 869	360 670	2 066 481	375 847	2 442 328
		Jun-22	153 940	76 892	85 393	67 343	42 777	48 488	474 833	2 192 406	635 437	2 827 843
Capital expenditure	R'000	Sep-22	147 053	12 400	151	5 156	586	79 339	244 685	1 318 168	438 464	1 756 632
		Jun-22	139 479	15 282	5 661	7 495	3 997	83 937	255 851	1 579 834	144 979	1 724 813
Cash operating costs	R/kg	Sep-22	679 610	655 071	596 444	581 236	1 042 947	758 505	757 022	775 760	572 691	757 726
		Jun-22	666 200	562 460	468 648	485 095	867 004	765 557	688 060	743 161	480 983	712 240
Cash operating costs	R/tonne	Sep-22	77	81	85	85	397	660	128	624	577	621
		Jun-22	72	72	74	74	306	596	118	631	714	637
Cash operating cost and Capital	R/kg	Sep-22	886 436	717 697	597 493	617 042	1 044 306	1 033 035	884 661	902 702	1 005 956	911 871
		Jun-22	898 665	638 870	504 252	536 082	875 731	1 075 288	827 488	893 937	584 465	857 438
All-in sustaining cost	R/kg	Sep-22	747 860	706 585	592 141	611 607	1 047 900	1 059 292	835 803	884 087	1 153 145	907 864
		Jun-22	802 182	641 194	503 641	484 457	864 730	1 139 450	803 391	897 054	636 155	865 523
Operating free cash flow margin²	%	Sep-22	(16)%	25%	35%	31%	(14)%	(6)%	(1)%	8%	8%	8%
		Jun-22	(16)%	34%	52%	42%	9%	(13)%	8%	3%	32%	7%
¹Includes a non-cash consideration to Franco-Nevada (Sep-22: R89.298m, Jun-22: R100.071m) under Mine Waste Solutions, excluded from the gold price calculation.
²Excludes run of mine costs for Kalgold (Sep-22: R4.632m, Jun-22: -R0.774m) and Hidden Valley (Sep-22: R107.114m, Jun-22: -R56.240m).
³Bambanani operation closed in June 2022.

OPERATING RESULTS – QUARTER ON QUARTER (US$/IMPERIAL)

		Three months ended	SOUTH AFRICA
			UNDERGROUND PRODUCTION
			Moab Khotsong	Mponeng	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	Bambanani³	TOTAL UNDER- GROUND
Ore milled	t'000	Sep-22	264	247	245	163	251	140	120	185	131	—	1 746
		Jun-22	285	248	280	154	239	131	121	164	133	41	1 796
Yield	oz/ton	Sep-22	0.181	0.213	0.124	0.192	0.148	0.121	0.087	0.160	0.123	—	0.156
		Jun-22	0.185	0.205	0.111	0.174	0.104	0.122	0.100	0.226	0.122	0.249	0.155
Gold produced	oz	Sep-22	47 840	52 534	30 350	31 283	37 134	16 879	10 481	29 643	16 075	—	272 219
		Jun-22	52 727	50 927	30 994	26 749	24 949	16 043	12 089	37 038	16 172	10 192	277 880
Gold sold	oz	Sep-22	51 280	54 495	31 122	31 765	38 581	17 233	9 645	30 768	16 461	611	281 961
		Jun-22	49 094	49 062	30 511	26 299	23 599	15 786	12 860	35 687	15 915	10 031	268 844
Gold price received	$/oz	Sep-22	1 765	1 750	1 769	1 769	1 768	1 769	1 779	1 767	1 769	1 756	1 764
		Jun-22	1 918	1 929	1 911	1 912	1 918	1 910	1 909	1 908	1 910	1 912	1 916
Gold revenue¹	$'000	Sep-22	90 486	95 379	55 058	56 177	68 201	30 493	17 160	54 375	29 118	1 073	497 520
		Jun-22	94 179	94 656	58 313	50 281	45 270	30 145	24 548	68 087	30 395	19 179	515 053
Cash operating cost (net of by-product credits)	$'000	Sep-22	64 051	73 015	41 018	37 416	43 007	23 377	29 902	50 740	25 034	—	387 560
		Jun-22	66 390	78 181	47 581	36 879	43 955	23 041	29 365	51 220	24 986	17 055	418 653
Inventory movement	$'000	Sep-22	1 729	1 981	833	386	2 777	354	(1 636)	2 095	418	923	9 860
		Jun-22	(1 685)	(3 095)	(897)	(774)	(5 795)	(721)	1 467	(1 707)	(334)	(274)	(13 815)
Operating costs	$'000	Sep-22	65 780	74 996	41 851	37 802	45 784	23 731	28 266	52 835	25 452	923	397 420
		Jun-22	64 705	75 086	46 684	36 105	38 160	22 320	30 832	49 513	24 652	16 781	404 838
Production profit	$'000	Sep-22	24 706	20 383	13 207	18 375	22 417	6 762	(11 106)	1 540	3 666	150	100 100
		Jun-22	29 474	19 570	11 629	14 176	7 110	7 825	(6 284)	18 574	5 743	2 398	110 215
Capital expenditure	$'000	Sep-22	15 044	9 840	7 804	6 566	10 583	3 768	6 231	2 952	209	—	62 997
		Jun-22	19 287	11 326	18 449	8 728	10 429	5 055	6 956	3 969	765	—	84 964
Cash operating costs	$/oz	Sep-22	1 339	1 390	1 351	1 196	1 158	1 385	2 853	1 712	1 557	—	1 424
		Jun-22	1 259	1 535	1 535	1 379	1 762	1 436	2 429	1 383	1 545	1 673	1 507
Cash operating costs	$/t	Sep-22	243	296	167	230	171	167	249	274	191	—	222
		Jun-22	233	315	170	239	184	176	243	312	188	416	233
Cash operating cost and Capital	$/oz	Sep-22	1 653	1 577	1 609	1 406	1 443	1 608	3 447	1 811	1 570	—	1 655
		Jun-22	1 625	1 758	2 130	1 705	2 180	1 751	3 004	1 490	1 592	1 673	1 812
All-in sustaining cost	$/oz	Sep-22	1 470	1 613	1 638	1 423	1 395	1 590	3 557	1 867	1 670	1 511	1 634
		Jun-22	1 614	1 839	2 101	1 787	1 992	1 683	3 026	1 561	1 659	1 767	1 833
Operating free cash flow margin²	%	Sep-22	13%	13%	11%	22%	21%	11%	(111)%	1%	13%	100%	9%
		Jun-22	9%	5%	(13)%	9%	(20)%	7%	(48)%	19%	15%	11%	2%

OPERATING RESULTS – QUARTER ON QUARTER (US$/IMPERIAL) continued

		Three months ended		SOUTH AFRICA							Hidden Valley	TOTAL HARMONY
				SURFACE PRODUCTION						TOTAL SOUTH AFRICA
			Mine Waste Solutions	Phoenix	Central Plant Reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE
Ore milled	t'000	Sep-22	6 906	1 772	1 109	1 088	1 249	366	12 490	14 236	1 107	15 343
		Jun-22	6 086	1 728	1 117	1 069	1 431	384	11 815	13 611	1 041	14 652
Yield	oz/ton	Sep-22	0.003	0.004	0.004	0.004	0.011	0.025	0.005	0.023	0.029	0.024
		Jun-22	0.003	0.004	0.005	0.004	0.010	0.023	0.005	0.025	0.043	0.026
Gold produced	oz	Sep-22	22 859	6 366	4 630	4 630	13 857	9 292	61 634	333 853	32 537	366 390
		Jun-22	19 290	6 430	5 112	4 726	14 725	8 713	58 996	336 876	45 043	381 919
Gold sold	oz	Sep-22	22 313	6 462	4 405	4 340	13 182	9 163	59 865	341 826	33 147	374 973
		Jun-22	19 355	6 591	5 562	4 469	14 854	8 649	59 480	328 324	45 140	373 464
Gold price received	$/oz	Sep-22	1 427	1 725	1 768	1 748	1 759	1 772	1 634	1 742	1 757	1 743
		Jun-22	1 546	1 878	1 916	1 935	1 910	1 916	1 791	1 893	1 829	1 885
Gold revenue¹	$'000	Sep-22	37 084	11 149	7 786	7 586	23 185	16 241	103 031	600 551	58 252	658 803
		Jun-22	36 337	12 375	10 659	8 648	28 371	16 570	112 960	628 013	82 551	710 564
Cash operating cost (net of by-product credits)	$'000	Sep-22	28 356	7 611	5 040	4 912	26 379	12 864	85 162	472 722	34 011	506 733
		Jun-22	25 650	7 218	4 782	4 575	25 481	13 313	81 019	499 672	43 241	542 913
Inventory movement	$'000	Sep-22	(1 017)	(9)	(328)	(369)	(1 200)	(371)	(3 294)	6 566	2 186	8 752
		Jun-22	810	222	398	(250)	146	146	1 472	(12 343)	(1 465)	(13 808)
Operating costs	$'000	Sep-22	27 339	7 602	4 712	4 543	25 179	12 493	81 868	479 288	36 197	515 485
		Jun-22	26 460	7 440	5 180	4 325	25 627	13 459	82 491	487 329	41 776	529 105
Production profit	$'000	Sep-22	9 745	3 547	3 074	3 043	(1 994)	3 748	21 163	121 263	22 055	143 318
		Jun-22	9 877	4 935	5 479	4 323	2 744	3 111	30 469	140 684	40 775	181 459
Capital expenditure	$'000	Sep-22	8 630	727	9	303	34	4 656	14 359	77 356	25 731	103 087
		Jun-22	8 950	981	364	481	257	5 386	16 419	101 383	9 303	110 686
Cash operating costs	$/oz	Sep-22	1 240	1 196	1 089	1 061	1 904	1 384	1 382	1 416	1 045	1 383
		Jun-22	1 330	1 123	935	968	1 730	1 528	1 373	1 483	960	1 422
Cash operating costs	$/t	Sep-22	4	4	5	5	21	35	7	33	31	33
		Jun-22	4	4	4	4	18	35	7	37	42	37
Cash operating cost and Capital	$/oz	Sep-22	1 618	1 310	1 090	1 126	1 906	1 885	1 615	1 648	1 836	1 664
		Jun-22	1 794	1 275	1 007	1 070	1 748	2 146	1 652	1 784	1 167	1 711
All-in sustaining cost	$/oz	Sep-22	1 365	1 290	1 081	1 116	1 913	1 933	1 526	1 614	2 100	1 657
		Jun-22	1 601	1 280	1 005	967	1 726	2 274	1 603	1 790	1 274	1 727
Operating free cash flow margin²	%	Sep-22	(16)%	25%	35%	31%	(14)%	(6)%	(1)%	8%	8%	8%
		Jun-22	(16)%	34%	52%	42%	9%	(13)%	8%	3%	32%	7%
¹Includes a non-cash consideration to Franco-Nevada (Sep-22: R5.240m, Jun-22: R6.421m) under Mine Waste Solutions, excluded from the gold price calculation. ²Excludes run of mine costs for Kalgold (Sep-22: US$0.272m, Jun-22: US$0.050m) and Hidden Valley (Sep-22: US$6.286m, Jun-22: -US$3.609m).
³Bambanani operation closed in June 2022.

DIRECTORATE AND ADMINISTRATION HARMONY GOLD MINING COMPANY LIMITED
Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950
Registration number: 1950/038232/06
CORPORATE OFFICE
Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000
Website: www.harmony.co.za
DIRECTORS
Dr PT Motsepe* (chairman), KT Nondumo*^ (deputy chairman), M Msimang*^ (lead independent director), PW Steenkamp (chief executive officer), BP Lekubo (financial director), HE Mashego (executive director) JA Chissano*^#, B Nqwababa*^, VP Pillay*^, MJL Prinsloo*^, GR Sibiya*^, PL Turner*^,
JL Wetton*^, AJ Wilkens*
* Non‐executive
^ Independent
# Mozambican

COMPANY SECRETARY

SS Mohatla
E‐mail queries: companysecretariat@harmony.co.za Telephone: +27 11 411 2359

INVESTOR RELATIONS

E‐mail: HarmonyIR@harmony.co.za
Telephone: +27 11 411 6073 or +27 82 746 4120
TRANSFER SECRETARIES
JSE Investor Services (Proprietary) Limited
(Registration number 2000/007239/07)
19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
E‐mail: info@jseinvestorservices.co.za
Fax: +27 86 674 4381

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

Deutsche Bank Trust Company Americas c/o American Stock Transfer and Trust Company
Operations Centre, 6201 15th Avenue, Brooklyn, NY 11219, United States
E‐mail queries: db@astfinancial.com
Toll free (within the US): +1 886 249 2593
Int: +1 718 921 8137
Fax: +1 718 921 8334
SPONSOR
JP Morgan Equities South Africa Proprietary Limited
1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300
Fax: +27 11 507 0503

TRADING SYMBOLS

ISIN: ZAE 000015228

HARMONY'S ANNUAL REPORTS

Harmony's Integrated Annual Report, and its annual report filed on a Form 20F with the United States' Securities and Exchange Commission for the financial year ended 30 June 2022, are available on our website (www.harmony.co.za/invest).

FORWARD‐LOOKING STATEMENTS

This booklet contains forward‐looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward‐looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, and including any climate change‐related statements, targets and metrics, are necessarily estimates reflecting the best judgement of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward‐looking statements. As a consequence, these forward‐ looking statements should be considered in light of various important factors, including those set forth in our integrated annual report.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward‐looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid‐19 and other contagious diseases, such as HIV and tuberculosis; rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the Russian invasion of Ukraine and subsequent sanctions; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices;

estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act; statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically‐skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies; the adequacy of the Group's insurance coverage; any further downgrade of South Africa's credit rating; and socio‐economic or political instability in South Africa, Papua New Guinea and other countries in which we operate.

These forward‐looking statements speak only as of the date they are made. The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward‐looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward‐looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein.

These forward‐looking statements are the responsibility of the directors and have not been reviewed and reported on by the Company's external auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 17, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director